UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

DIAMOND OFFSHORE DRILLING, INC.

(Exact name of registrant as specified in its charter)

Delaware	76-0321760
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

15415 Katy Freeway Houston, Texas	77094
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.0001 par value per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None.

EXPLANATORY NOTE

As previously disclosed, Diamond Offshore Drilling, Inc., or the Company, and certain of its subsidiaries, or, together with the Company, the Debtors, commenced voluntary cases under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas, or the Bankruptcy Court, and filed the Joint Chapter 11 Plan of Reorganization of Diamond Offshore Drilling, Inc. and Its Debtor Affiliates on January 22, 2021 with the Bankruptcy Court, which was subsequently amended on February 24, 2021 and February 26, 2021, or the Plan. On March 23, 2021, the Debtors filed the Plan Supplement for Second Amended Joint Chapter 11 Plan of Reorganization of Diamond Offshore Drilling, Inc. and Its Debtor Affiliates, Docket No. 1157, with the Bankruptcy Court, which was subsequently amended on April 6, 2021 and April 22, 2021, or the Plan Supplement.

On April 8, 2021, the Bankruptcy Court entered an order, Docket No. 1231, confirming the Plan, or the Confirmation Order. The Plan, as confirmed, is attached to the Confirmation Order. The Plan and Confirmation Order have been filed with the U.S. Securities and Exchange Commission, or the SEC, and are included as Exhibits 2.1 and 99.1 hereto, respectively, and are incorporated herein by reference.

On April 23, 2021, or the Effective Date, the Plan became effective in accordance with its terms and the Debtors emerged from chapter 11 reorganization.

On the Effective Date, in connection with the effectiveness of, and pursuant to the terms of, the Plan and the Confirmation Order, the Company’s common stock outstanding immediately before the Effective Date was canceled and is of no further force or effect, and the new organizational documents of the Reorganized Company (as defined below) became effective, authorizing the issuance of shares of common stock representing 100% of the equity interests in the Reorganized Company, or the New Diamond Common Shares. Pursuant to the Warrant Agreement, dated the Effective Date, among the Company, Computershare Inc., a Delaware corporation, and Computershare Trust Company, N.A., a federally chartered trust company, as warrant agent, which provides for the issuance of five-year warrants with no Black Scholes protection, or the Emergence Warrants, to purchase an aggregate of 7.00% of the New Diamond Common Shares, measured at the time of the exercise, subject to dilution by shares issuable pursuant to the Company’s management incentive plan, the Company issued an aggregate of 7,526,894 Emergence Warrants on the Effective Date to holders of then-existing shares of common stock in the amounts, and on the terms, set forth in the Plan and the Plan Supplement. Thus, the Company, as reorganized on the Effective Date in accordance with the Plan, or the Reorganized Company, issued the New Diamond Common Shares and the Emergence Warrants.

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company’s common stock, par value $0.0001 per share, or Common Stock. The Company has applied to list the Common Stock on the New York Stock Exchange under the symbol “DO”.

Item 1.	Description of Registrant’s Securities to be Registered.

The following description of certain terms of the Company’s capital stock and related provisions of the Company’s Third Amended and Restated Certificate of Incorporation, or the COI, and Second Amended and Restated Bylaws, or the Bylaws, is only a summary and does not purport to be complete. It is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the COI and Bylaws, which have been filed with the SEC and are included as Exhibits 3.1 and 3.2 hereto, respectively, and are incorporated herein by reference, and the applicable provisions of the Delaware General Corporation Law, or the DGCL.

General

The COI provides that the Company is authorized to issue 800,000,000 shares of capital stock, consisting of 750,000,000 shares of Common Stock and 50,000,000 shares of preferred stock, par value $0.0001 per share. All outstanding shares of the Company’s Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Common Stock

Voting Rights

Subject to such preferential rights as may be granted by the Company’s Board of Directors, or the Board, in connection with the future issuance of preferred stock, holders of Common Stock are entitled to one vote for each share held on all matters on which stockholders generally are entitled to vote. Except as otherwise required by law or provided in the COI, at any annual or special meeting of stockholders, the holders of shares of Common Stock shall have the right to vote on all matters properly submitted to a vote of the stockholders.

Conversion, Redemption and Preemptive Rights

Holders of shares of Common Stock have no exchange, conversion or preemptive rights and such shares are not subject to redemption.

Liquidation Rights

Subject to the rights and preferences of any then-outstanding series of preferred stock, in the event of any liquidation, dissolution or winding up of the Company, the funds and assets of the Company that may be legally distributed to the Company’s stockholders will be distributed among the holders of the then outstanding shares of Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

Dividend Rights

Subject to the rights of any then-outstanding series of preferred stock, the holders of shares of Common Stock may receive dividends when, as and if declared by the Board of Directors in accordance with applicable law.

No Sinking Fund

The shares of Common Stock have no sinking fund provisions.

Preferred Stock

The following description of certain general terms of the preferred stock does not purport to be complete and is qualified in its entirety by reference to the COI, the applicable provisions of the DGCL and the certificate of designation that relates to the particular series of preferred stock.

The Company may issue preferred stock in one or more series from time to time, with each such series to consist of such number of shares and to have such powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, if any, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of the Company’s shares of Common Stock until the Board of Directors determines the specific rights of the holders of any series of preferred stock of the Company. However, these effects might include, among others:

•	restricting dividends on the Common Stock;

•	diluting the voting power of the Common Stock;

•	impairing the liquidation rights of the Common Stock; and

•	delaying or preventing a change of control of the Company.

Anti-Takeover Considerations

Some provisions of Delaware law, the COI and the Bylaws summarized below could make certain change of control transactions more difficult, including acquisitions of the Company by means of a tender offer, proxy contest or otherwise, as well as removal of the incumbent directors. These provisions may have the effect of preventing changes in management. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares of the Common Stock.

Number, Election and Removal of Directors

The Board of Directors consists of seven members, which may be increased from time to time by resolution adopted by a majority of the Board. The directors of the Company are classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class of directors consists, as nearly as possible, of one third of the total number of directors constituting the whole Board. The initial Class I directors served for a term that expired at the first annual meeting of the stockholders following the Effective Date, which was held on January 21, 2022; the initial Class II directors will serve for a term expiring at the second annual meeting of the stockholders following the Effective Date; and the initial Class III directors will serve for a term expiring at the third annual meeting of the stockholders following the Effective Date. At each annual meeting of stockholders of the Company beginning with the first annual meeting of stockholders following the Effective Date that was held on January 21, 2022, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal.

Subject to the rights of any then-outstanding series of preferred stock, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Company entitled to vote in the election of directors.

Calling of Special Meeting of Stockholders

The COI provides that special meetings of stockholders may be called only by or at the direction of the majority of the Board of Directors, the Chairperson of the Board of Directors or the Chief Executive Officer or President of the Company. Stockholders of the Company do not have the right to call special meetings.

Amendments to the Bylaws

The Bylaws may be altered, amended or repealed by the Board of Directors. The Bylaws may also be altered, amended or repealed by the affirmative vote of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Company entitled to vote generally in the election of directors.

Other Limitations on Stockholder Actions

Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice of stockholder proposals relating to an annual meeting must be received at the principal executive offices not less than 90 days nor more than 120 days prior to the date of the one-year anniversary of the immediately preceding annual meeting of stockholders. The Bylaws specify in detail the requirements as to form and content of all stockholder notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting. The Bylaws also describe certain criteria for when stockholder-requested meetings need not be held.

Newly Created Directorships and Vacancies on the Board of Directors

Subject to the rights of any then-outstanding series of preferred stock, any vacancies on the Board of Directors or newly created directorships resulting from any increase in the number of directors will be filled by the vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more then-outstanding series of preferred stock), and will not be filled by the stockholders.

Authorized but Unissued Shares

Under Delaware law, the Company’s authorized but unissued shares of Common Stock are available for future issuance without stockholder approval. The Company may use these additional shares of Common Stock for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

The COI provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or the Court of Chancery (or, if the Court of Chancery lacks jurisdiction over such action or proceeding, then the federal district court for the District of Delaware or other state courts of the State of Delaware), and any appellate court therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Company to the Company or to the Company’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or the COI (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery or (v) any action, suit or proceeding asserting a claim against the Company or any current or former director, officer or stockholder governed by the internal affairs doctrine.

The COI provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for any action brought under the Securities Act and the Exchange Act.

Cumulative Voting

Delaware law permits stockholders to cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s certificate of incorporation. The COI does not authorize cumulative voting.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Inc.

Registration Rights Agreement

Pursuant to the Plan, on the Effective Date, the Company entered into a registration rights agreement, or the Registration Rights Agreement, with certain parties who received New Diamond Common Shares under the Plan, or the RRA Shareholders. The RRA Shareholders exercised their right to require the Company to file a shelf registration statement and on June 22, 2021, the Company filed a registration statement on Form S-1, as amended by Amendment No. 1 to Form S-1 filed August 27, 2021, to register 22,892,773 shares of Common Stock owned by the RRA Shareholders. As of March 29, 2022, such registration statement has not become effective. The Company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the Registration Rights Agreement, which has been filed with the SEC and is included as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 2. Exhibits.

Exhibit Number	Description

2.1	Second Amended Joint Chapter 11 Plan of Reorganization of Diamond Offshore Drilling, Inc. and Its Debtor Affiliates (incorporated by reference to Exhibit 1 of the Confirmation Order attached as Exhibit 99.1 to our Current Report on Form 8-K filed on April 14, 2021).

3.1	Third Amended and Restated Certificate of Incorporation of Diamond Offshore Drilling, Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on April 29, 2021).

3.2	Second Amended and Restated Bylaws of Diamond Offshore Drilling, Inc. (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on April 29, 2021).

10.1	Registration Rights Agreement, dated as of April 23, 2021, by and among Diamond Offshore Drilling, Inc. and the holders party thereto (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on April 29, 2021).

99.1	Confirmation Order of the United States Bankruptcy Court for the Southern District of Texas, dated April 8, 2021 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K filed on April 14, 2021).

SIGNATURE

Pursuant to the requirements of Section 12 of the Exchange Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 29, 2022	DIAMOND OFFSHORE DRILLING, INC.

	By:	/s/ David L. Roland
	Name:	David L. Roland
	Title:	Senior Vice President, General Counsel and Secretary